SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.

(Translation of registrant’s name into English)

Kibbutz Sdot Yam

MP Menashe

Israel 37804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION

Caesarstone Sdot-Yam Ltd., a manufacturer of high quality engineered quartz surfaces, today announced that a statement of claim has been filed by Microgil Agricultural Cooperative Society Ltd., (“Micorgil”) and Kefar Giladi Quarries Agricultural Cooperative Society Ltd. (“Kefar Giladi”) in connection with the arbitration proceedings between Microgil and Kfar Giladi and the Company, seeking damages from the Company in an amount of approximately $53 million plus 16% VAT. The Company previously disclosed the arbitration and potential related claims in its final prospectus dated March 21, 2012.

The Company believes that it has valid defenses to the claim, and intends to defend against it vigorously and to submit a claim seeking significant damages from Microgil and Kfar Giladi for losses suffered by the Company.

Safe Harbor Statement

Information provided in this Form 6-K may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Caesarstone’s plans, objectives and expectations for future operations, including our ability to successfully defend ourselves in legal proceedings against Caesarstone, and are based upon management’s current estimates and projections of future results or trends. Actual outcomes may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, the risks discussed under the heading “Risk Factors” in Caesarstone’s final prospectus for its IPO filed with the Securities and Exchange Commission on March 22, 2012 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: April 19, 2012	By:	/s/ Yosef Shiran
Name: Yosef Shiran
Title: Chief Executive Officer

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